SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 001-15405

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC. 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.

5301 STEVENS CREEK BOULEVARD

SANTA CLARA, CALIFORNIA 95051

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

Financial Statements and Supplemental Schedules
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Agilent Technologies, Inc.

401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California

June 24, 2009

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31,
	2008	2007

Assets:
Investments, at fair value	$1,245,596	$1,877,338
Participant loans	11,549	10,676

Assets held for investment purposes	1,257,145	1,888,014

Accrued income receivable	76	98
Receivable from broker for securities sold	113	184

Total assets	1,257,334	1,888,296

Liabilities:
Accrued fees payable	171	242
Payable to broker for securities purchased	305	597

Total liabilities	476	839

Net assets available for benefits at fair value	1,256,858	1,887,457

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,613	3,857

Net assets available for benefits	$1,273,471	$1,891,314

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	Years ended
	December 31,
	2008	2007

Additions to net assets attributed to:
Investment income:
Dividends and interest	$64,793	$110,176
Net realized and unrealized appreciation (depreciation) in fair value of investments	(662,960)	68,792

	(598,167)	178,968

Contributions:
Participants’	70,469	77,213
Employer’s	25,047	26,568

	95,516	103,781

Total additions (subtractions)	(502,651)	282,749

Deductions from net assets attributed to withdrawals and distributions	115,192	168,098

Net increase (decrease) in net assets	(617,843)	114,651

Net assets available for benefits:
Beginning of year	1,891,314	1,776,663

End of year	$1,273,471	$1,891,314

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 2000 by Agilent Technologies, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code), and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

In June, 2007, the Company acquired Strategene.  The Board of Directors of Strategene voted to terminate the Strategene plan effective June 6, 2007 and plan assets were distributed to participants as soon as administratively practical, subject to the provisions of ERISA.  Employees retained by the Company became eligible to participate in the Plan effective June 7, 2007.

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan.  The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments valuation and income recognition - Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investments Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare, and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment to fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Stable Value Fund - The Plan’s Stable Value Fund is comprised primarily of investments in bank collective funds and synthetic investment contracts (synthetic GICs).  Since the Stable Value Fund is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investments included in the Stable Value Fund.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  Synthetic GICs consist of various contracts with banks or other institutions which provide for fully benefit-responsive withdrawals and transfers by Plan participants in the Stable Value Fund at contract value.

As of December 31, 2008 and 2007, the Plan’s synthetic GICs consist of the following:

As of December 31, 2008:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(3)	Investment contracts at fair value	Adjustments to contract value(4)

Synthetic GICs
Bank of America, N.A.	AA-/Aaa	$32,943,775	$29,868,510	$133,492	$2,941,773
Natixis Financial Products Inc.	AAA/Aaa	4,764,045	4,417,426	76,071	270,548
Natixis Financial Products Inc.	A+/Aa3	59,788,137	54,468,858	181,087	5,138,192
JPMorgan Chase Bank	AA-/Aaa	32,943,516	29,868,437	133,491	2,941,588
Monumental Life Insurance Co.	AA/Aa3	59,782,988	54,462,272	—	5,320,716
Total		$190,222,461	$173,085,503	$524,141	$16,612,817

(1)        Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $30,179,269 as of December 31, 2008.

(2)        Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

As of December 31, 2007:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(1)	Investment contracts at fair value	Adjustments to contract value(2)

Synthetic GICs
Bank of America, N.A.	AA+/Aaa	$32,187,045	$31,742,597	$—	$444,448
Natixis Financial Products Inc.	AAA/Aaa	4,767,522	4,588,916	31,512	147,094
Natixis Financial Products Inc.	AAA/Aaa	55,516,423	54,106,751	—	1,409,672
JPMorgan Chase Bank	AA/Aaa	32,187,022	31,742,515	—	444,507
Monumental Life Insurance Co.	AA/Aa3	55,510,314	54,099,393	—	1,410,921
Total		$180,168,326	$176,280,172	$31,512	$3,856,641

(3)        Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $3,238,722 as of December 31, 2007.

(4)        Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero.  Such interest rates are reviewed on a periodic basis for resetting.  The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula.  The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate.  The amortization factor is calculated by dividing the difference between the fair market value of the investment and the contract value of the duration of the bond portfolio covered by the investment contract.

The average yields on the fund are as follows for the years ended December 31:

	2008	2007

Average yields:
Based on actual earnings	2.91%	4.85%
Based on interest rate credited to participants	3.14%	4.95%

The key factors that could influence future interest crediting rates include, but are not limited to: (1) the Plan cash flows, (2) changes in interest rates, (3) total return performance of the fair market value bond strategies underlying each synthetic GIC contract, (4) default or credit failures of any of the securities, investment contracts or other investments held in the fund or (5) the initiation of an extended termination of one or more of the synthetic GIC contracts by the contract issuer.

Certain employer initiated events or other external events not initiated by plan participants will limit the ability of the Plan to transact at contract value with the issuer.  Such events include but are not limited to, the following:  (1) Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended, (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (3) changes to the Plan’s prohibition on competing investment options or establishment of a competing plan by the Plan sponsor, (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (5) events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the contract issuer to terminate the agreement prior to the scheduled maturity date unless there is a breach in contract which is not corrected within the specified cure period.

Income taxes - The Plan has received a favorable determination letter dated June 11, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - FAIR VALUE MEASUREMENTS

As of the beginning of calendar year ended December 31, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements.”  FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Bank Collective Funds:  Investments are stated at value determined as of the close of regular trading.  Debt securities are valued by independent pricing services approved by the trustee of the fund.  If the pricing services are unable to provide valuations, the securities are valued at the most recent bid quotation or evaluated price, as applicable, obtained from a broker-dealer.

Fixed Income Investments:  Valued at replacement cost methodology with a crediting rate reset procedure linked to an industry index.

Wrapper Contracts:  Valued at replacement cost methodology.

Collective Trust Fund:  Valued at fair value based on the underlying investments as traded in an exchange or active market.

Mutual Funds and Money Market Funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common Stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Employer Stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2008.  As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Investment Assets at Fair Value as of December 31, 2008

(in thousands)

Description	Level 1	Level 2	Level 3	Total

Money Market Funds	$31,462			$31,462

Bank Collective Funds		$274,011		274,011

Fixed Income Investments			$4,417	4,417

Wrapper Contracts			524	524

Collective Trust Fund	19,298			19,298

Mutual Funds	842,935			842,935

Common Stocks	27,628			27,628

Employer Stock	45,321			45,321

Participant loans			11,549	11,549

Total investment assets at fair value	$966,644	$274.011	$16,490	$1,257,145

Level 3 Investment Assets at Fair Value as of December 31, 2008

	Fixed income	Wrapper	Participant
	investments	contracts	loans

Balance, beginning of year	$4,620	$—	$10,676

Purchases, sales, issuances and settlements (net)	(203)	524	873

Balance, end of year	$4,417	$524	$11,549

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Company common stock.  Investments in the Fund are at the direction of the Plan participants.  Participants are not permitted to allocate more than 25% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 25% of the participant’s account.  The shares of Company common stock are traded in the open market.

NOTE 4 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company.  There is no waiting period for eligibility.

Participant contributions - Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan.  Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes matching contributions as required by the Plan document.  In 2008 and 2007, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax compensation.  The Company matching contribution was deposited into the individual employee’s Plan account after the end of each pay period.  Prior to November 21, 2007, the Plan made matching contributions on a quarterly basis, which were January 31, April 30, July 31 and October 31.  To receive the Company match, the participant must be an employee of the Company at these dates, consistent with the terms of the Plan, except for certain retirees and deceased employees who either retired or died during the fiscal quarter.

Both employee deferrals and Company contributions in 2008 and 2007 have been made in cash for all funds; however, Company contributions may be made in either cash or common stock of the Company.  No Company contributions have been made in the form of common stock of the Company in 2008 and 2007.

Vesting - Participants are 100% vested in their salary deferrals, rollover contributions, and Company matching contributions, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferrals, Plan earnings or losses and an allocation of the Company’s matching contribution.  Allocation of the Company’s matching contribution is based on participant salary deferrals, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired.  These transfers and changes must be made in whole percent increments.  Initial contributions for new hires were automatically invested in the retirement age-appropriate Vanguard Target Retirement Fund, the fund designated as the Plan default fund, effective May 30, 2008,  until the participant made a change to that investment election.  Prior to May 30, 2008, the Fidelity Freedom Fund was the Plan’s default fund.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account in the form of rollovers or payments in cash and stock.  The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant’s balance.  Such loans bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years.  Generally, loans are repaid semi-monthly via automatic payroll deduction.  The Plan allows terminated participants to electronically continue to repay their loan after termination of employment.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2008 carry interest rates ranging from 4.5% to 7.75%.

NOTE 5 - INVESTMENTS

The number of shares of the Company common stock in the Fund was 2,899,600 and 3,136,707 as of December 31, 2008 and 2007, respectively.  The fair value of the Company common stock included in the Fund was approximately $45,321,000 and $115,243,000  at December 31, 2008 and 2007, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund at December 31, 2008 and 2007 was 3,920,545 and 4,257,670  respectively, and the net unit value was $11.68 and $27.20  respectively, at these dates.  The Fund is comprised primarily of Company common stock purchased on the open market.  The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2008	2007

Pyramid Intermediate Fixed Income Fund	$108,931	$108,206
Fidelity Contrafund	171,751	294,034
Fidelity Magellan Fund	104,882	220,723
Fidelity Low-Priced Stock Fund	73,836	131,545
Spartan U.S. Equity Index Advantage Class Fund	119,049	204,161
Templeton Foreign Fund A	70,356	138,483
PIMCO Total Return Fund	114,776	93,168
Agilent Technologies, Inc. common stock	45,321	115,243

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2008	2007

Common stock	$(81,208)	$8,748
Bank Collective Funds	(39,671)	11,083
Collective Trust Funds	(20,936)	(3,729)
Mutual funds	(521,145)	52,690

	$(662,960)	$68,792

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$1,273,471	$1,891,314
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(16,613)	(3,857)
Net assets available for benefits at fair value per the Form 5500	$1,256,858	$1,887,457

As described in Note 1, fully benefit-responsive investment contracts are reported at fair value in the Form 5500 and are reported at contract value in the financial statements.

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 (in thousands) for the year ended December 31, 2008:

	Year ended December 31, 2008
	Amount per the financial statements	Adjustment to fair value	Amount per the Form 5500
Unrealized appreciation (depreciation) of assets	$(662,960)	$(12,756)	$(675,716)

NOTE 7 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 8 - SUBSEQUENT EVENT

Effective July 1, 2009, the Company will allow employees to make after-tax contributions in the form of Roth contributions into the Plan.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

Identity of issue, borrower,		Description of investment including maturity date,	Current
lessor or similar party		rate of interest, collateral, par or maturity value	value

	Stable Value Fund Holdings:
*	Money Market	Money market	$30,179,269

	Pyramid Intermediate Fixed Income Fund	Bank Collective Fund	108,931,129
	Pyramid Short Managed Maturing Fund	Bank Collective Fund	24,387,105
	Pyramid Intermediate Managed Maturing Fund	Bank Collective Fund	35,349,843
	Total bank collective funds		168,668,077

	Natixix BRIC Contract
	Thornburg Mortgage Securities Trust	Fixed Income Investments	1,258,371
	GS Mortgage Securities Corporation II	Fixed Income Investments	1,400,596
	Master Asset Backed Securities Trust	Fixed Income Investments	680,315
	Saxon Asset Securities Trust	Fixed Income Investments	1,078,144
	Total fixed income investments		4,417,426

	Natixis Financial Products Inc. (formerly IXIS/CDC)	Wrapper Contracts	76,071
	Natixis Financial Products Inc.	Wrapper Contracts	181,087
	JP Morgan Chase Bank	Wrapper Contracts	133,491
	Bank of America, N.A.	Wrapper Contracts	133,492
	Total investment contracts at fair value		524,141

	Total fair value of underlying assets of Stable Value Fund		203,788,913

	Barclays Global Investors US Debt Index T	Bank Collective Fund	19,721,488
	Barclays Global Investors EAFE Equity Index T	Bank Collective Fund	49,586,864
	State Street Global Advisors TIPS Fund	Bank Collective Fund	36,033,971
	Harbor Capital Appreciation Fund	Mutual Fund	18,622,577
	Templeton Foreign Fund A	Mutual Fund	70,356,299
	PIMCO Total Return Fund	Mutual Fund	114,776,068
	Domini Social Equity Fund	Mutual Fund	3,819,337
	Goldman Sachs US Small Cap Value Equity Fund	Mutual Fund	21,830,129
	Copper Rock Small Cap Growth Collective Trust Fund	Collective Trust Fund	19,298,471
*	Fidelity Institutional Money Market Fund	Money Market	448,096
*	Agilent Technologies, Inc. common stock	Common Stock	45,320,748
*	Fidelity Magellan Fund	Mutual Fund	104,881,558
*	Fidelity Contrafund	Mutual Fund	171,751,084
*	Fidelity Low-Priced Stock Fund	Mutual Fund	73,835,816
*	Spartan Extended Market Index	Mutual Fund	38,985,088
*	Spartan U.S. Equity Index Advantage Class Fund	Mutual Fund	119,049,393
	Vanguard Target Retirement Income Fund	Mutual Fund	3,694,124
	Vanguard Target Retirement 2005 Fund	Mutual Fund	3,329,112
	Vanguard Target Retirement 2010 Fund	Mutual Fund	13,730,490
	Vanguard Target Retirement 2015 Fund	Mutual Fund	16,980,127
	Vanguard Target Retirement 2020 Fund	Mutual Fund	23,628,470
	Vanguard Target Retirement 2025 Fund	Mutual Fund	19,814,655
	Vanguard Target Retirement 2030 Fund	Mutual Fund	8,779,979
	Vanguard Target Retirement 2035 Fund	Mutual Fund	6,619,809
	Vanguard Target Retirement 2040 Fund	Mutual Fund	5,917,942
	Vanguard Target Retirement 2045 Fund	Mutual Fund	1,124,728
	Vanguard Target Retirement 2050 Fund	Mutual Fund	1,408,024
		Mutual Fund

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

AllianceBernstein US Value Equities Portfolio:
* Fidelity Institutional Money Market Fund	Money Market	834,351

Covidien Limited	Common Stock	32,616
ACE Limited	Common Stock	317,520
AT&T Incorporated	Common Stock	1,194,150
AU Optronics Spon ADR	Common Stock	149,760
Abbot Laboratories	Common Stock	32,022
Allstate Corporation	Common Stock	285,012
Altria Group Incorporated	Common Stock	180,720
American Electric Power Corporation	Common Stock	269,568
American International Group, Incorporated	Common Stock	35,639
Ameriprise Financial Incoporated	Common Stock	81,760
Amgen Incorporated	Common Stock	144,375
Apache Corporation	Common Stock	305,573
Apple Incorporated	Common Stock	93,885
Archer Daniels Midland Company	Common Stock	106,671
Atmos Energy Corporation	Common Stock	130,350
Autoliv Incorporated	Common Stock	98,716
Autonation Incorporated	Common Stock	111,644
BP PLC Spon ADR	Common Stock	299,136
Bank of America Corporation	Common Stock	471,680
Bemis Incorporated	Common Stock	146,816
Black & Decker Corporation	Common Stock	150,516
Bristol-Myers Squibb Company	Common Stock	130,200
CBS Corporation	Common Stock	227,682
CMS Energy Corporation	Common Stock	23,230
Cardinal Health Incorporated	Common Stock	193,032
Caterpillar Incorporated	Common Stock	93,807
Centex Corporation	Common Stock	35,112
Chevron Corporation	Common Stock	902,434
Chubb Corporation	Common Stock	387,600
Cisco Systems Incorporated	Common Stock	104,320
Citigroup Incorporated	Common Stock	216,733
Coca Cola Company	Common Stock	86,013
Coca Cola Enterprises Incorporated	Common Stock	143,157
Comcast Corporation	Common Stock	43,888
Conoco Phillips	Common Stock	652,680
Corning Incorporated	Common Stock	140,091
Crane Company	Common Stock	18,964
XL Capital Limited	Common Stock	31,080
Dean Foods Company	Common Stock	147,354
Dell Incorporated	Common Stock	87,040
Devon Energy Corporation	Common Stock	354,834
Disney (Walt) Company	Common Stock	329,005
Discover Finance Services	Common Stock	60,992
Everest Reinsurance Group	Common Stock	19,035
Dominion Resources Incorporated	Common Stock	182,784
Partnerre Limited	Common Stock	242,556
Eastman Chemical Company	Common Stock	123,669
Bunge Limited	Common Stock	191,549
Deutsche Bank AG (USA)	Common Stock	154,622

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

Ericsson (LM) Telephone Company	Common Stock	188,221
Exxon Mobil Corporation	Common Stock	1,684,413
Fifth Third Bancorp	Common Stock	128,030
Gannett Incorporated	Common Stock	68,000
GAP Incorporated	Common Stock	249,054
General Electric Company	Common Stock	706,320
Genworth Financial Incorporated	Common Stock	38,771
GlaxoSmithKline PLC Spons	Common Stock	208,712
Goldman Sachs Group Incorporated	Common Stock	278,487
Hartford Financial Services Group	Common Stock	82,100
Hess Corporation	Common Stock	187,740
Hewlett-Packard Company	Common Stock	101,612
Home Depot Incorporated	Common Stock	435,078
Hubbell Incorporated	Common Stock	49,020
Intel Corporation	Common Stock	105,552
International Business Machines IncorporatedI	Common Stock	336,640
J P Morgan Chase & Company	Common Stock	822,933
Johnson & Johnson	Common Stock	634,198
Jones Apparel Group Incorporated	Common Stock	58,014
KB Home	Common Stock	73,548
Kellogg Company	Common Stock	17,540
Kraft Foods Incorporated	Common Stock	51,015
Kroger Company	Common Stock	335,407
Lexmark International Incorporated	Common Stock	156,020
Lowes Companies Incorporated	Common Stock	137,728
Macys Incorporated	Common Stock	124,200
Magna International (USD)	Common Stock	95,776
McDonalds Corporation	Common Stock	31,095
McKesson Corporation	Common Stock	96,825
Merck & Company Incorporated	Common Stock	465,120
MetLife Incorporated	Common Stock	447,080
Microsoft Corporation	Common Stock	252,720
Morgan Stanley	Common Stock	190,876
Motorola Incorporated	Common Stock	295,481
News Corporation Limited	Common Stock	152,712
Nokia Corporation Spon ADR	Common Stock	79,560
Nvidia Corporation	Common Stock	169,470
Occidental Petroleum Corporation	Common Stock	263,956
Oracle Corporation	Common Stock	33,687
Owens Illinois Incorporated	Common Stock	109,320
J C Penney Company Incorporated	Common Stock	92,590
Pepsi Bottling Group Incorporated	Common Stock	168,825
Pepsico Incorporated	Common Stock	169,787
Pfizer Incorporated	Common Stock	915,607
Philip Morris International Incorporated	Common Stock	443,802
Procter & Gamble Company	Common Stock	833,581
Reliant Energy Incorporated	Common Stock	79,186
Rowan Companies Incorporated	Common Stock	54,060
Royal Dutch Shell	Common Stock	179,996
Safeway Incorporated	Common Stock	130,735
Sanofi Aventis Spon ADR	Common Stock	202,545
Sara Lee Corporation	Common Stock	134,123

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

Schering Plough Corporation	Common Stock	51,090
J M Smucher Company	Common Stock	15,263
Sonoco Products Company	Common Stock	138,960
Sovereign Bancorp Incorporated	Common Stock	36,058
Sprint Nextel Corporation	Common Stock	116,571
Sunoco Incorporated	Common Stock	95,612
Sun Trust Banks Incorporated	Common Stock	82,712
Supervalu Incorporated	Common Stock	91,980
Symantec Corporation	Common Stock	124,384
3M Company	Common Stock	132,342
Time Warner Incorporated	Common Stock	509,036
Torchmark Corporation	Common Stock	232,440
Toyota Motor Corporation ADR 2	Common Stock	170,144
Travelers Companies Incorporated	Common Stock	361,600
Tyson Foods Incorporated	Common Stock	63,072
United Airlines Corporation	Common Stock	57,304
United Parcel Services	Common Stock	26,201
Unum Group	Common Stock	262,260
Valero Energy Corporation	Common Stock	134,168
Verizon Communications Incorporated	Common Stock	305,100
Viacom Incorporated	Common Stock	165,822
Vodafone Group PLC Spon	Common Stock	155,344
Wal Mart Stores Incorporated	Common Stock	381,208
Wells Fargo & Company	Common Stock	297,748
Western Digital Corporation	Common Stock	35,495
Wyeth	Common Stock	277,574

Total fair value of common stock		27,627,947

Total fair value of underlying assets of AllianceBernstein US Value Equities		28,462,298

* Participant loans	Interest rates ranging from 4.5% to 7.75%	11,548,852

	Total	$1,257,144,510

*	Party-in-interest

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4a - SCHEDULE OF NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2008

Identity of party involved	Relationship	Description	Amount

Agilent Technologies, Inc.	Plan Sponsor	Delayed contributions and loan repayments posting due to payroll transition to new vendor. This has been corrected according to EPCRS Guidelines.	$93,174

		Total	$93,174

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILENT TECHNOLOGIES, INC.

Dated: June 24, 2009	By:	/s/ HILLIARD C. TERRY, III
Hilliard C. Terry, III
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation